BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street
Station
                                   New York, NY 10008
                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          CCH Inc. - Class A


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.
                                   Sincerely,

                                   Damian P. Reitemeyer





Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No.   )*
                            ____

               CCH Inc. - Class A Common Stock
           _____________________________________
                       NAME OF ISSUER:
              Common Stock (Par Value - $1.00)
           _____________________________________
                          TITLE OF CLASS OF
                          SECURITIES 12488310
           _____________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this
statement [X].  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting
beneficial ownership of more than five percent of the
class of securities described in Item 1; and (2) has filed
no amendment subsequent thereto reporting beneficial
ownership of five percent or less of such class.) (See
Rule 13d-7.)
*The remainder of this cover page shall be filled out for
a reporting person s initial filing on this form with
respect to the subject class of securities, and for any
subsequent amendment containing information which would
alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover
page shall not be deemed to be  filed  for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act )
or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of
the Act (however, see the Notes).
             (Continued on following page(s))
CUSIP No. 12488310                 Page 1 of 7 Pages
1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bankers Trust New York Corporation, and its wholly owned subsidiary Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and its direct wholly-owned subsidiary BT
Securities Corporation. 13-6180473.
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation, Bankers Trust
Company (as Trustee for various trusts and employee
benefit plans, and investment advisor), and BT    Securities
Corporation are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER
  SHARES

               BT Securities Corporation          10,600 shares
               Bankers Trust Company              96,650 shares
                    TOTAL SHARES                 107,250


  BENEFICIALLY 6. SHARED VOTING POWER
     OWNED BY

               BT Securities Corporation              0 shares
               Bankers Trust Company                  0 shares
                         TOTAL SHARES                 0




CUSIP No. 12488310                 Page 2 of 7 Pages


EACH           7. SOLE DISPOSITIVE POWER
REPORTING

               BT Securities Corporation      3,181,372 shares
               Bankers Trust Company             10,600 shares
                    TOTAL SHARES              3,191,972



  PERSON       8. SHARED DISPOSITIVE POWER
  WITH


               BT Securities Corporation            0 shares
               Bankers Trust Company                0 shares
                    TOTAL SHARES                    0


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

          BT Securities Corporation             10,600 shares
          Bankers Trust Company              3,181,372 shares
                    TOTAL SHARES             3,191,972


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          BT Securities Corporation                   0.1%
          Bankers Trust Company                      19.1%
                    TOTAL                            19.2%




CUSIP No. 12488310                 Page 3 of 7 Pages


12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company   - CO
   BT Securities Corporation - BD

Item 1(a) NAME OF ISSUER:

          CCH Inc - Class A

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
          OFFICES: 2700 Lake Cook Road
          Riverwoods, IL  60015

Item 2(a) NAME OF PERSON FILING:

Bankers Trust New York Corporation, and its wholly owned subsidiary Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and its direct wholly-owned subsidiary BT
Securities Corporation.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

Bankers Trust New York Corporation, Bankers Trust Company, and BT Securities Corporation are incorporated in the State of New York and their principal business offices are located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - $1.00) of CCH Inc

Class A.





CUSIP No. 12488310                 Page 4 of 7 Pages

Item 2(e) CUSIP NUMBER:

          12488310

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

          (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)


          For BT Securities Corporation,


     (a)  [X] Broker or dealer registered under Section
15 of the Act.


          For Bankers Trust Company


     (b) [X] Bank as defined in section 3 (a) (6) of the Act.


Item 4    OWNERSHIP:


     (a)  Amount Beneficially Owned:


     BT Securities Corporation            10,600 shares
     Bankers Trust Company             3,181,372 shares
               TOTAL SHARES            3,191,972


     (b)  Percent of Class:

     BT Securities Corporation                   0.1%
     Bankers Trust Company                      19.1%
               TOTAL                           19.2%
CUSIP No. 12488310                 Page 5 of 7 Pages


(c)  Number of shares as to which the Bank has:
   (i)  sole power to vote or to direct the vote -

     BT Securities Corporation         10,600 shares
     Bankers Trust Company             96,650 shares
               TOTAL SHARES           107,250


     (ii) shared power to vote or to direct the vote
-

     BT Securities Corporation              0 shares
     Bankers Trust Company                  0 shares
               TOTAL SHARES                 0


     (iii)sole power to dispose or to direct the disposition of -

     BT Securities Corporation             10,600 shares
     Bankers Trust Company              3,181,372 shares
               TOTAL SHARES             3,191,972


     (iv) shared power to dispose or to direct the disposition of -


     BT Securities Corporation                    0 shares
     Bankers Trust Company                        0 shares
               TOTAL SHARES                       0


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [ ]








CUSIP No. 12488310                 Page 6 of 7 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

        The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.









































CUSIP No. 12488310                 Page 7 of 7 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:


     After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set
forth in this statement is true, complete and correct.
Date:     as of December 31, 1995
Signature:     Bankers Trust New York Corporation





By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary

Signature:     Bankers Trust Company, (as Trustee for
various trusts and employee benefit plans, and investment advisor),

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary


Signature:     BT Securities
Corporation
By:       /s/Thomas Quane
Name:     Thomas Quane




                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities
Corporation  is shown below:


             Bankers Trust New York Corporation

                            |
____________________________|__________________________
|                                               |
     |                                            |
Bankers Trust Company         BT Securities Corporation